Phone:	(212) 885-5159
Fax:	(917) 332-3856
Email:	EMendelson@blankrome.com

August 24, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Melissa N. Rocha Accounting Branch Chief

Re:	China Sky One Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed March 14, 2011, by letter dated August 18, 2011, to Mr. Liu Yan-Qing, the Company’s Chairman, Chief Executive Officer and President.  As I discussed yesterday with Mr. Frank Wyman, of the Commission’s Staff, the Company needs additional time to prepare its response.  The Company anticipates that its response will be filed on or before September 16, 2011.

Please do not hesitate to contact me at (212) 885-5159 with any questions or further comments.

Very truly yours,

/s/ Eric C. Mendelson

Eric C. Mendelson

405 Lexington Avenue New York, NY  10174-0208

www.BlankRome.com

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